# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B302
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 10/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001383194

## Reporting persons
- John Carter Lipman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 115,477; shared voting power 0; sole dispositive power 115,477; shared dispositive power 0; aggregate amount beneficially owned 115,477 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Represents 76,104 shares of the Issuer's Common Stock Purchased by the Reporting Person and, due to a 9.99% beneficial ownership blocker, 39,373 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants exercisable within 60 days.
  
  (2) Does not include 112,835 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, which are subject to a 9.99% beneficial ownership limitation. The numbers in this Schedule 13G do not give effect to the increased number of shares potentially issuable under such Common Stock purchase warrants because the beneficial ownership limitation apply.
  
  (3) Based upon 1,166,441 shares of Common Stock issued and outstanding as reported in the Issuer's preliminary Proxy Statement on Schedule 14A filed on October 17, 2025.
  
  (4) The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

## Item 1. Issuer
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, MI 48105

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by John Carter Lipman (hereinafter referred to as the "Reporting Person.")
Address of principal business office or, if none, residence:
570 Lexington avenue 40th floor

New York, New York 10022
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Percent of class:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Sole power to vote or to direct the vote:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Shared power to vote or to direct the vote:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Sole power to dispose or to direct the disposition:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Shared power to dispose or to direct the disposition:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John Carter Lipman: /s/ John Carter Lipman, John Carter Lipman (10/30/2025)